1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 30, 2013

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)
File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In a December 4, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 252 (“PEA 252”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 333 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 16, 2013. PEA 252 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund, and Institutional Class, Class P, Administrative Class, Class D, Class A and Class C shares of the PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund and PIMCO US Low Volatility Fundamental IndexPLUS® AR Strategy Fund, each a new series of the Registrant (each a “Fund” and collectively, the “Funds”).1 A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 252. The Registrant’s responses to the Staff’s other comments that relate to the Funds’ names, which were provided in connection with a separate telephone conversation between you, Brent Fields, Michael Shaffer and me, are being provided concurrently under separate cover.

[1]

In connection with the 485(b) filing for the Funds and a separate Staff comment on the Funds’ names that is addressed in separate correspondence, the Funds’ names have been revised as follows: PIMCO EMG Intl Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO EM Low Volatility Fundamental IndexPLUS® AR Strategy Fund), PIMCO Intl Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO International Low Volatility Fundamental IndexPLUS® AR Strategy Fund), and PIMCO Low Volatility RAFI®-PLUS AR Fund (formerly, PIMCO US Low Volatility Fundamental IndexPLUS® AR Strategy Fund).

Amy Miller December 30, 2013 Page 2

Prospectus

Comment 1: Explain how an average portfolio duration of up to eight (8) years is consistent with “low volatility” given that “low volatility” is part of each Fund’s name.

Response 1: Each Fund’s overall portfolio is anticipated to be consistent with “low volatility” since each Fund’s economic exposure is primarily attributable to the Fund’s RAFI® index, which is structured as a “low volatility” index. Each Fund’s investment strategy with respect to Fixed Income Instruments, although not a “low volatility” strategy per se, is not anticipated to impact the Fund’s overall portfolio volatility such that the use of “low volatility” in a Fund’s name would be inconsistent with the Fund’s overall investments or anticipated total returns.

Comment 2: Each Fund’s fee table is incomplete. Complete the fee table and related footnotes as soon as possible and submit a copy to the staff via e-mail for review.

Response 2: Comment acknowledged. A completed fee table and related footnotes for each Fund was provided to the Staff on December 23, 2013.

Comment 3: Confirm that each Fund’s Expense Example does not reflect any waivers or reimbursements after any period when PIMCO can unilaterally terminate the waiver or reimbursement arrangement.

Response 3: Registrant confirms that each Fund’s Expense Example does not reflect any waivers or reimbursements after any period when PIMCO can unilaterally terminate the waiver or reimbursement arrangement.

Comment 4: For each Fund’s Principal Investment Strategies section, consider revising the section so that it is more consistent with plain English principles.

Response 4: Comment accepted. The Registrant has reviewed this section of each Fund’s prospectus and revised the language where appropriate.

Comment 5: Include within each Fund’s Fund Summary section an example describing the impact on the Fund’s share price should interest rates rise by one percentage point. For example, if a Fund’s average portfolio duration may rise as high as eight (8) years, disclose within the Fund Summary that the Fund’s share price would be expected to decline approximately 8% if interest rates rose by one percentage point.

Amy Miller December 30, 2013 Page 3

Response 5: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 218, as filed September 30, 2011, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.2

The Characteristics and Risks of Securities and Investment Techniques—Duration section of the prospectus contains an example explaining the effect of an increase in interest rates on the price of a fund with a given average duration.3 A shorter stub explanation of duration is also provided within each Fund’s Fund Summary—Principal Investment Strategies section.4 The brief description of duration within the Fund Summary—Principal Investment Strategies section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description in the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of duration.

Comment 6: Each Fund’s Principal Investment Strategies states the Fund may invest “without limitation” in “mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information.” Revise this sentence as the Staff takes the view that the Funds may not invest in privately issued mortgage-backed securities “without limitation” due to the Funds’ policy to not concentrate in any industry. See also comment 15.

Response 6: The Registrant respectfully declines to revise this sentence in response to the Staff’s comment. Please see Registrant’s response to comment 15 for a more detailed explanation of the Funds’ operating policies with respect to investments in privately issued mortgage-backed securities.

Comment 7: Each Fund’s Principal Investment Strategies states “[b]ecause the [Fund’s RAFI® Index] is a proprietary index, there may be a limited number of counterparties willing or able to serve as counterparties to a swap agreement.” Consider moving this sentence to the Principal Risks section.

[2]	See Letter from Adam T. Teufel to Brick Barrientos, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 218 (Nov. 16, 2011), at 4.

[3]

“By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.”

[4]

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

Amy Miller December 30, 2013 Page 4

Response 7: Comment acknowledged. Registrant has added substantively similar disclosure to each Fund’s Principal Risks section.

Comment 8: In light of the Funds’ principal investment strategies, consider expanding the stub description of Derivatives Risk in each Fund’s Fund Summary section.

Response 8: The brief description of Derivatives Risk within the Fund Summary—Principal Risks section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description of Derivatives Risk in various other sections of the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of Derivatives Risk. Accordingly, the Registrant respectfully declines to revise this stub risk description in response to the Staff’s comment.

Comment 9: Consider expanding the stub description of Mortgage-Related and Other Asset-Backed Securities Risk in each Fund’s Fund Summary section to provide a discussion of extension risk and prepayment risk. These risks are mentioned, but not defined, in the Fund Summary section.

Response 9: The brief description of Mortgage-Related and Other Asset-Backed Securities Risk within the Fund Summary—Principal Risks section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description of Mortgage-Related and Other Asset-Backed Securities Risk in various other sections of the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of Mortgage-Related and Other Asset-Backed Securities Risk. Accordingly, the Registrant respectfully declines to revise this stub risk description in response to the Staff’s comment.

Comment 10: At the end of the Fund Summary—Principal Risks section, the following sentence is included “[p]lease see ‘Description of Principal Risks’ in the Fund’s prospectus for a more detailed description of the risks of investing in the Fund.” Consider revising this sentence to say “further back in the Fund’s prospectus” since the sentence is included within the Fund’s statutory prospectus.

Response 10: This sentence structure is used since this part of the statutory prospectus comprises part of the Fund’s summary prospectus – the primary offering document that is delivered to Fund investors. The Registrant believes Fund investors will typically read this sentence in the context of the summary prospectus (as opposed to the statutory prospectus) and therefore understand the cross-reference to “the Fund’s prospectus” as a reference to the statutory prospectus, which is separate from the summary prospectus. Accordingly, the Registrant believes the sentence is clear as currently written, and respectfully declines to revise the sentence in response to the Staff’s comment.

Amy Miller December 30, 2013 Page 5

Comment 11: List Research Affiliates LLC as the Fund’s sub-adviser in each Fund’s Fund Summary—Investment Adviser/Portfolio Manager section and confirm that the sub-advisory contract will be filed as an exhibit to the Funds’ registration statement.

Response 11: Comment accepted. Also, Registrant confirms that a copy of the sub-advisory agreement will be filed as an exhibit to the Funds’ registration statement.

Comment 12: Since the Funds have not registered Class B shares, ensure any references to Class B shares are deleted from the prospectus.

Response 12: Comment accepted. All references to Class B shares of the Funds have been deleted.

Comment 13: The Characteristics and Risks of Securities and Investment Techniques—Municipal Bonds section states the Funds may invest “without limitation” in residual interest bonds (“RIBs”). Unless a Fund may invest all of its assets in RIBs, delete “without limitation” from this sentence.

Response 13: Comment accepted.

Comment 14: The Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies section states each Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. Consider disclosing what type of notice would be provided to shareholders in the event the Board of Trustees changes a Fund’s investment objective.

Response 14: In the unlikely event that the Board of Trustees ever approves a change to a Fund’s investment objective, the Registrant would file a prospectus supplement with the SEC on or before the effective date of the change, and the Registrant would promptly deliver the supplement to existing Fund investors to the extent doing so is deemed necessary and appropriate in light of the change to the Fund’s investment objective.

SAI

Comment 15: The SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total

Amy Miller December 30, 2013 Page 6

assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response 15: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,5 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, each fund included in the SAI filed as part of PEA 252, including the Funds, has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds, and have been in place since the latter of June 30, 2011 or the fund’s commencement of operations. These policies are not fundamental investment restrictions.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 252 and the response being made to the comment received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

[5]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller December 30, 2013 Page 7

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 30, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 252 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 333 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 16, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
Joshua D. Ratner
Ryan Leshaw